UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File No. 0-29328

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Translation of registrant's name into English)

BioSquare, 650 Albany Street, Boston, MA 02118
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SUBMITTED HEREWITH

Exhibits

99.1	Notice regarding Change of Auditor pursuant to National Instrument 51-102
99.2	Letter dated October 10, 2007 from Advanced Proteome Therapeutics Corporation to each of Davidson & Company LLP and BDO Dunwoody LLP
99.3	Letter dated October 10, 12007 from Davidson & Company to the British Columbia and Alberta Securities Commissions
99.4	Letter dated October 12, 2007 from BDO Dunwoody to the British Columbia and Alberta Securities Commissions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED PROTEOME THERAPEUTICS CORPORATION

Date: October 16, 2007

/s/ Alexander (Allen) Krantz________________
Name: Alexander (Allen) Krantz
Title: President and Chief Executive Officer

Exhibit 99.1

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(the “Company”)

NOTICE REGARDING CHANGE OF AUDITOR OF A REPORTING ISSUER GIVEN
PURSUANT TO NATIONAL POLICY NI 51 – 102

October 10, 2007

NOTICE is hereby given that effective October 10, 2007 Davidson & Company, Chartered Accountants, have resigned at the request of the Company as the Auditor of the Company and that BDO Dunwoody, Chartered Accountants, have been appointed as the Auditor of the Company.

There have been no reservations in the Auditors’ Reports for the audits for the two most recently completed fiscal years. In the opinion of the Company, prior to the appointment of BDO Dunwoody, Charted Accountants, there were no reportable events. A reportable event is an occurrence in the relationship between the reporting issuer and the Former or Successor Auditor which may have been a contributing factor to the change.

The contents of this Notice have been reviewed by the Audit Committee.

On behalf of the Board,
ADVANCED PROTEOME THERAPEUTICS CORPORATION

/s/ Alexander (Allen) Krantz
ALEXANDER (ALLEN) KRANTZ
CFO

Exhibit 99.2

October 16, 2007

DAVIDSON & COMPANY LLP
Chartered Accountants
609 Granville Street Vancouver, BC V7Y 1G6

- and -

BDO Dunwoody LLP
1 City Centre Drive, Suite 1700
Mississauga, Ontario L5B 1M2

Dear Sirs/Madam:

RE: Change of Auditor of ADVANCED PROTEOME THERAPEUTICS CORPORATION

We advise that, on the advice of the Audit Committee of Advanced Proteome Therapeutics Corporation (the “Company”), the Board of Directors of the Company resolved on October 10, 2007 that consequent upon the resignation of Davidson & Company, Chartered Accountant, at the request of the Company, as auditor of the Company effective October 10, 2007, BDO Dunwoody, Chartered Accountants, have been appointed as auditor of the Company to hold office until the next annual meeting of the Company at a remuneration to be fixed by the directors of the Company.

Accordingly, pursuant to National Instrument 51-102 (“Instrument”), we now enclose:

(a)	Notice of Change of Auditor
(b)	a form of Auditor’s Letter for Davidson & Company, Charted Accountant and
(c)	a form of Auditor’s Letter for BDO Dunwoody, Chartered Accountants.

In accordance with the provisions of the Instrument, we request that each of you furnish us with a letter stating whether, based on your present knowledge, you agree with the information contained in the Notice. If you agree with all the statements in the Notice, you may wish to use the attached form of Auditors’ Letters to reply. If you disagree with any statement in the Notice, your reply should so state and specify your reasons.

Please ensure that you address your letters to the Securities Commission in British Columbia and Alberta and return them to us within 10 days after the date of the Notice.

Yours truly,

ADVANCED PROTEOME THERAPEUTICS INC.

/s/ Alexander (Allen) Krantz
Alexander (Allen) Krantz
President, CEO and CFO

Exhibit 99.3

DAVIDSON & COMPANY LLP — Chartered Accountants — A Partnership of Incorporated Professionals

October 10, 2007

**British Columbia Securities Commission**
PO Box 10142, Pacific Centre
12th Floor, 701 West Georgia Street
Vancouver, BC
V7Y 1L2

Dear Sirs:

**Re: Advanced Proteome Therapeutics Corporation (the "Company")**
**Notice Pursuant to NI 51 – 102 of Change of Auditor**

In accordance with National Instrument 51-102, we have read the Company's Change of Auditor Notice dated October 10, 2007 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

Davidson & Company LLP

**DAVIDSON & COMPANY LLP**
Chartered Accountants

**cc: TSX Venture Exchange**

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

Exhibit 99.4

October 12, 2007

Alberta Securities Commission
4th Floor
300 – 5th Avenue S.W.
Calgary, AB T2P 3C4

- and -

British Columbia Securities Commission
701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sirs/Mesdames:

Re:	Change of Auditor of ADVANCED PROTEOME THERAPEUTICS
CORPORATION (the “Company”)

This letter is provided pursuant to National Policy No. 31 of the Canadian Securities Administrators in connection with the change of auditors of the Company.

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated October 10, 2007 given by the Company, to ourselves and Davidson & Company, Chartered Accountants. Based on our knowledge of such information at this time, we are in agreement with the statements contained in such Notice.

Yours truly,

(signed) “BDO Dunwoody LLP”

BDO Dunwoody LLP, Licensed Public Accountants

cc: Allen Krantz, Advanced Proteome Therapeutics Corporation